===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,       April                                   2006
                        -----------------------------------    ----------------
Commission File Number  000-23464
                        -----------------------------------    ----------------

                                Hummingbird Ltd.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

               1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

               Form 20-F                Form 40-F   X
                           ----------             ----------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                     No  X
                    -------------         --------------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


===============================================================================

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

 1 News Release dated April 4, 2006 ("HUMMINGBIRD ANNOUNCES NFSv4 SERVER SOLUTION FOR WINDOWS-BASED STORAGE SYSTEMS")
 2 News Release dated April 5, 2006 ("INDEPENDENT RESEARCH FIRM CITES HUMMINGBIRD AS A LEADER IN BUSINESS-CONTENT-CENTRIC APPLICATIONS")
 3 New Release dated April 6, 2006 ("HUMMINGBIRD AND THE INTERNATIONAL LEGAL TECHNOLOGY ASSOCIATION LAUNCH EXECUTIVE SEMINAR SERIES ON RECORDS MANAGEMENT")
 4 News Release dated April 11, 2006 ("DUNN CARNEY ALLEN HIGGINS & TONGUE LLP SELECTS HUMMINGBIRD ENTERPRISE(TM) TO IMPROVE ACCESS TO INFORMATION AND ENSURE BUSINESS CONTINUITY")
 5 New Release dated April 12, 2006 ("HUMMINGBIRD SCHEDULES SECOND QUARTER FY2006 RESULTS TELECONFERENCE & WEBCAST")
 6 News Release dated April 12, 2006 ("GEORGIA MUNICIPAL ASSOCIATON SELECTS HUMMINGBIRD ENTERPRISE(TM) TO IMPROVE ACCESS TO INFORMATION AND ENSURE BUSINESS CONTINUITY")
 7 News Release dated April 26, 2006 ("HUMMINGBIRD ANNOUNCES EXECUTIVE SEMINAR SERIES TO HELP ORGANIZATIONS BUILD A DISASTER RECOVERY PLAN")

                                                                     DOCUMENT 1

[HUMMINGBIRD GRAPHIC OMITTED]

                  Hummingbird Announces NFSv4 Server Solution
                       for Windows-Based Storage Systems
           Introducing NFS Maestro Server(TM) 2006 Enterprise Edition

Toronto - April 4, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced the availability of Hummingbird
NFS Maestro Server(TM) 2006 Enterprise Edition - the most advanced PC NFS server available on the market.

As the global demand for enterprise-class data storage solutions increases, so too does the need for a secure and high-performance connectivity solution that provides Microsoft(R) Windows and UNIX(R) user access to business critical data. Windows-powered Network-Attached Storage and advanced enterprise Network File System (NFS) users need a superior NFS server that is designed for the newest Windows Server operating systems and that supports the latest NFS protocol. A new member of the NFS Maestro product line-up, Hummingbird NFS Maestro Server 2006 Enterprise Edition offers proven NFS functionalities and works seamlessly, efficiently and reliably with Windows Server operating systems in business critical environments.

Windows Server 2003 Certification
Tested by VeriTest - a testing service of Lionbridge Technologies, Inc. (Nasdaq: LIOX), Hummingbird NFS Maestro Server 2006 Enterprise Edition has been certified for Windows Server 2003. "In order to experience the lowest total cost of ownership and highest degree of reliability, it is critical for IT decision makers to choose Windows certified applications when building their enterprise solutions," says Steve Nemzer, VP, IT Global Development and Test Solutions at Lionbridge. "Windows certification provides independent, trusted proof that Hummingbird NFS Maestro Server 2006 Enterprise Edition meets Microsoft's rigorous standards."

Support for NFSv4
NFSv4 builds upon the momentum from the success of NFSv2 and v3 to deliver improved accessibility, greater performance on the Internet, and stronger security. NFS Maestro Server 2006 Enterprise Edition is the only NFS Server on the market that supports the new NFSv4 protocol, including support for the GSSAPI framework.

"With close to 20 years of experience and the most complete PC NFS product offering on the market, the release of Hummingbird NFS Maestro Server 2006 Enterprise Edition solidifies our strategy to offer organizations the most advanced solution for mission-critical storage," said Xavier Chaillot, Director of Product Management and Product Marketing, Hummingbird Connectivity. "As the only NFS Server certified for Windows Server 2003 to offer support for the new NFSv4 protocol, Hummingbird NFS Maestro Server 2006 Enterprise Edition offers high functional value at a fraction of the overall storage infrastructure cost and guarantees high return on investment."

Availability: NFS Maestro Server(TM) 2006 Enterprise Edition is immediately available. For more information please visit: connectivity.hummingbird.com.

About Hummingbird Connectivity(TM)
Hummingbird Connectivity is a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system. Hummingbird Connectivity seamlessly delivers enterprise mission critical data to the user desktop. Based on robust and recognized standards, every Hummingbird Connectivity product is designed to bridge the gap between legacy systems and enterprise users by delivering the quickest, easiest, and most secure single point of access to Unix systems, Mainframes and AS/400s.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

For further information, please contact:

Dan Coombes                         Michele Stevenson
Director, Investor Relations        Senior Manager, Corporate Communications
Hummingbird Ltd.                    Hummingbird Ltd.
Tel: 416 496-2200 ext. 6359         Tel: 416 496-2200 ext. 2623
dan.coombes@hummingbird.com         michele.stevenson@hummingbird.com

                                                                     Document 2

[HUMMINGBIRD GRAPHIC OMITTED]

           Independent Research Firm Cites Hummingbird as a Leader in
                     Business-Content-Centric Applications

   Research report evaluates leading vendors in content-centric applications market; Hummingbird also named a "Strong Performer" in
                   Transactional-Content-Centric Applications

Toronto - April 5, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced that it was named a "Leader" in the Forrester Wave(TM) report(1): "Business-Content-Centric Applications, Q1 '06," published March 29, 2006.

Forrester Research evaluated the strengths and weaknesses of 13 ECM vendors using Forrester Wave methodology that measures current offering, including breadth of enterprise content management capabilities; strategy; and market presence. In the report, business-content-centric applications are defined as software that supports employee collaboration and decision-making, helps employees address day-to-day tasks, make better decisions, capture information and improve their overall knowledge.

According to the report, "Hummingbird's focus on business content, strong document management and records management, good team collaboration, and business solutions combine to make it a Leader in business-content-centric applications. Hummingbird's numerous business content solutions include deal management, procurement management, capital projects management, and contract management. But Hummingbird also addresses more than business content, by leveraging its document imaging and strong records management to address transactional content needs in which compliance and security are high requirements."

Hummingbird was also cited as a "Strong Performer" in the Forrester Wave(TM):
Transactional-Content-Centric Applications, Q1 '06 report. Transactional content applications manage content that originates outside an organization and supports human-centric, internal processes such as mortgage lending in retail financial services; claims processing and underwriting in insurance; and accounts payables and accounts receivables across all industries.

According to the report, "Hummingbird complements its midrange document imaging with strong records management and basic BPM to establish itself as a Strong Performer. Hummingbird transactional content apps are fully supported, productized templates and modules addressing correspondence management and case management in financial services and the public sector."

Hummingbird Enterprise(TM), the industry's leading ECM platform, is the foundation for streamlining and automating such critical processes as regulatory compliance, contract management, correspondence management, proactive compliance for law firms, deal room management, and e-mail management. The business content-centric applications enable customers to mitigate risk, reduce costs, and generate business advantage.

--------------------

(1) The Forrester Wave(TM): Content-Centric Applications, Q1 2006 by Kyle McNabb, with Connie Moore and Eric Kim, published March 29, 2006.

"Hummingbird's Leader position in business-content-centric applications is a key measure of the success of our enterprise content management strategy," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "Hummingbird Enterprise is based on a rigorous market driven and customer centric approach to product development resulting in highly differentiated line of business enterprise content life cycle solutions, all designed to solve critical business challenges."

Forrester Research also named Hummingbird a "Strong Performer" in the Forrester Wave(TM) report(2): Contract Life-Cycle Management, Q1 2006, March 10, 2006; and a "Strong Performer" in the October 7, 2005 Forrester Wave(TM) report(3):
"Enterprise Content Management Suites, Q3 2005."

Forrester Research (NASDAQ: FORR) is an independent technology and market research company that provides pragmatic and forward-thinking advice about technology's impact on business and consumers.

For the full Forrester Wave(TM) report: "Content-Centric Applications, Q1 2006," please visit: www.forrester.com.

The Forrester Wave is copyrighted by Forrester Research Inc. Forrester and Forrester Wave are trademarks of Forrester Research Inc. The Forrester Wave is a graphical representation of Forrester's call on a market and is plotted using a detailed spreadsheet with exposed scores, weightings and comments. Forrester does not endorse any vendor, product or service depicted in the Forrester Wave. Information is based on best available resources. Opinions reflect judgment at the time and are subject to change.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com


--------------------

(2) The Forrester Wave(TM): Contract Life-Cycle Management, Q1 2006, by Andrew Bartels with John Ragsdale, Katherine Brown, published March 10, 2006.

(3) The Forrester Wave(TM): Enterprise Content Management Suites, Q3 2005 Evaluation Of Top ECM Suite Vendors Across 53 Criteria, by Kyle McNabb with Connie Moore, Robert Markham, Barry Murphy, Lucy Fossner, published October 7, 2005.

                                                                     Document 3

[HUMMINGBIRD GRAPHIC OMITTED]

           Independent Research Firm Cites Hummingbird as a Leader in
                     Business-Content-Centric Applications

   Research report evaluates leading vendors in content-centric applications market; Hummingbird also named a "Strong Performer" in
                   Transactional-Content-Centric Applications

Toronto - April 5, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced that it was named a "Leader" in the Forrester Wave(TM) report(4): "Business-Content-Centric Applications, Q1 '06," published March 29, 2006.

Forrester Research evaluated the strengths and weaknesses of 13 ECM vendors using Forrester Wave methodology that measures current offering, including breadth of enterprise content management capabilities; strategy; and market presence. In the report, business-content-centric applications are defined as software that supports employee collaboration and decision-making, helps employees address day-to-day tasks, make better decisions, capture information and improve their overall knowledge.

According to the report, "Hummingbird's focus on business content, strong document management and records management, good team collaboration, and business solutions combine to make it a Leader in business-content-centric applications. Hummingbird's numerous business content solutions include deal management, procurement management, capital projects management, and contract management. But Hummingbird also addresses more than business content, by leveraging its document imaging and strong records management to address transactional content needs in which compliance and security are high requirements."

Hummingbird was also cited as a "Strong Performer" in the Forrester Wave(TM):
Transactional-Content-Centric Applications, Q1 '06 report. Transactional content applications manage content that originates outside an organization and supports human-centric, internal processes such as mortgage lending in retail financial services; claims processing and underwriting in insurance; and accounts payables and accounts receivables across all industries.

According to the report, "Hummingbird complements its midrange document imaging with strong records management and basic BPM to establish itself as a Strong Performer. Hummingbird transactional content apps are fully supported, productized templates and modules addressing correspondence management and case management in financial services and the public sector."

Hummingbird Enterprise(TM), the industry's leading ECM platform, is the foundation for streamlining and automating such critical processes as regulatory compliance, contract management, correspondence management, proactive compliance for law firms, deal room management, and e-mail management. The business content-centric applications enable customers to mitigate risk, reduce costs, and generate business advantage.


--------------------

(4) The Forrester Wave(TM): Content-Centric Applications, Q1 2006 by Kyle McNabb, with Connie Moore and Eric Kim, published March 29, 2006.

"Hummingbird's Leader position in business-content-centric applications is a key measure of the success of our enterprise content management strategy," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "Hummingbird Enterprise is based on a rigorous market driven and customer centric approach to product development resulting in highly differentiated line of business enterprise content life cycle solutions, all designed to solve critical business challenges."

Forrester Research also named Hummingbird a "Strong Performer" in the Forrester Wave(TM) report(5): Contract Life-Cycle Management, Q1 2006, March 10, 2006; and a "Strong Performer" in the October 7, 2005 Forrester Wave(TM) report(6):
"Enterprise Content Management Suites, Q3 2005."

Forrester Research (NASDAQ: FORR) is an independent technology and market research company that provides pragmatic and forward-thinking advice about technology's impact on business and consumers.

For the full Forrester Wave(TM) report: "Content-Centric Applications, Q1 2006," please visit: www.forrester.com.

The Forrester Wave is copyrighted by Forrester Research Inc. Forrester and Forrester Wave are trademarks of Forrester Research Inc. The Forrester Wave is a graphical representation of Forrester's call on a market and is plotted using a detailed spreadsheet with exposed scores, weightings and comments. Forrester does not endorse any vendor, product or service depicted in the Forrester Wave. Information is based on best available resources. Opinions reflect judgment at the time and are subject to change.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Hummingbird Ltd.                       Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359           Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com

-----------------

(5) The Forrester Wave(TM): Contract Life-Cycle Management, Q1 2006, by Andrew Bartels with John Ragsdale, Katherine Brown, published March 10, 2006.

(6) The Forrester Wave(TM): Enterprise Content Management Suites, Q3 2005 Evaluation Of Top ECM Suite Vendors Across 53 Criteria, by Kyle McNabb with Connie Moore, Robert Markham, Barry Murphy, Lucy Fossner, published October 7, 2005.

                                                                     Document 4

[HUMMINGBIRD GRAPHIC OMITTED]

           Independent Research Firm Cites Hummingbird as a Leader in
                     Business-Content-Centric Applications

   Research report evaluates leading vendors in content-centric applications market; Hummingbird also named a "Strong Performer" in
                   Transactional-Content-Centric Applications

Toronto - April 5, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced that it was named a "Leader" in the Forrester Wave(TM) report(7): "Business-Content-Centric Applications, Q1 '06," published March 29, 2006.

Forrester Research evaluated the strengths and weaknesses of 13 ECM vendors using Forrester Wave methodology that measures current offering, including breadth of enterprise content management capabilities; strategy; and market presence. In the report, business-content-centric applications are defined as software that supports employee collaboration and decision-making, helps employees address day-to-day tasks, make better decisions, capture information and improve their overall knowledge.

According to the report, "Hummingbird's focus on business content, strong document management and records management, good team collaboration, and business solutions combine to make it a Leader in business-content-centric applications. Hummingbird's numerous business content solutions include deal management, procurement management, capital projects management, and contract management. But Hummingbird also addresses more than business content, by leveraging its document imaging and strong records management to address transactional content needs in which compliance and security are high requirements."

Hummingbird was also cited as a "Strong Performer" in the Forrester Wave(TM):
Transactional-Content-Centric Applications, Q1 '06 report. Transactional content applications manage content that originates outside an organization and supports human-centric, internal processes such as mortgage lending in retail financial services; claims processing and underwriting in insurance; and accounts payables and accounts receivables across all industries.

According to the report, "Hummingbird complements its midrange document imaging with strong records management and basic BPM to establish itself as a Strong Performer. Hummingbird transactional content apps are fully supported, productized templates and modules addressing correspondence management and case management in financial services and the public sector."

Hummingbird Enterprise(TM), the industry's leading ECM platform, is the foundation for streamlining and automating such critical processes as regulatory compliance, contract management, correspondence management, proactive compliance for law firms, deal room management, and e-mail management. The business content-centric applications enable customers to mitigate risk, reduce costs, and generate business advantage.


------------------

(7) The Forrester Wave(TM): Content-Centric Applications, Q1 2006 by Kyle McNabb, with Connie Moore and Eric Kim, published March 29, 2006.

"Hummingbird's Leader position in business-content-centric applications is a key measure of the success of our enterprise content management strategy," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "Hummingbird Enterprise is based on a rigorous market driven and customer centric approach to product development resulting in highly differentiated line of business enterprise content life cycle solutions, all designed to solve critical business challenges."

Forrester Research also named Hummingbird a "Strong Performer" in the Forrester Wave(TM) report(8): Contract Life-Cycle Management, Q1 2006, March 10, 2006; and a "Strong Performer" in the October 7, 2005 Forrester Wave(TM) report(9):
"Enterprise Content Management Suites, Q3 2005."

Forrester Research (NASDAQ: FORR) is an independent technology and market research company that provides pragmatic and forward-thinking advice about technology's impact on business and consumers.

For the full Forrester Wave(TM) report: "Content-Centric Applications, Q1 2006," please visit: www.forrester.com.

The Forrester Wave is copyrighted by Forrester Research Inc. Forrester and Forrester Wave are trademarks of Forrester Research Inc. The Forrester Wave is a graphical representation of Forrester's call on a market and is plotted using a detailed spreadsheet with exposed scores, weightings and comments. Forrester does not endorse any vendor, product or service depicted in the Forrester Wave. Information is based on best available resources. Opinions reflect judgment at the time and are subject to change.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Hummingbird Ltd.                       Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359           Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com


----------------

(8) The Forrester Wave(TM): Contract Life-Cycle Management, Q1 2006, by Andrew Bartels with John Ragsdale, Katherine Brown, published March 10, 2006.

(9) The Forrester Wave(TM): Enterprise Content Management Suites, Q3 2005 Evaluation Of Top ECM Suite Vendors Across 53 Criteria, by Kyle McNabb with Connie Moore, Robert Markham, Barry Murphy, Lucy Fossner, published October 7, 2005.

                                                                     Document 5

[HUMMINGBIRD GRAPHIC OMITTED]


  Hummingbird Schedules Second Quarter FY2006 Results Teleconference & Webcast

Toronto - April 12, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced it has scheduled a teleconference call and webcast to discuss financial and operating results for its fiscal second quarter ended March 31, 2006.

DATE: Tuesday May 9, 2006
RELEASE: After Market Close
CONFERENCE CALL: 5:00 p.m. Eastern N.A.
ACCESS NUMBER: 416-644-3430 (Toll-Free 800-814-4890)
REBROADCAST: 416-640-1917 (Toll-Free 877-289-8525) Passcode 21185320#
WEBCAST: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1435060

To participate in the teleconference, please call the access number ten minutes prior to the scheduled start time and request Hummingbird's second quarter earnings teleconference. A live webcast and a rebroadcast of the teleconference will be available on the company's website www.hummingbird.com.

For further information, please contact:

Dan Coombes                          Michele Stevenson
Director, Investor Relations         Senior Manager, Corporate Communications
Hummingbird Ltd.                     Hummingbird Ltd.
Tel: 416 496-2200 ext. 6359          Tel: 416 496-2200 ext. 2623
daniel.coombes@hummingbird.com       michele.stevenson@hummingbird.com

                                                                     Document 6

[HUMMINGBIRD GRAPHIC OMITTED]

      Georgia Municipal Association Selects Hummingbird Enterprise(TM) to
          Improve Access to Information and Ensure Business Continuity

  Capturing and protecting electronic documents and records will help provide an effective disaster recovery solution at GMA

Toronto - April 12, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced that the Georgia Municipal Association
(GMA) has selected Hummingbird Enterprise(TM) for its content management system to provide staff with improved access to documents and records and to implement a holistic business resilience and disaster recovery solution to protect its data, knowledge assets, and business content.

Created in 1934, GMA is the only state organization that represents municipal governments in Georgia. It is a voluntary, non-profit organization that provides legislative advocacy, educational, employee benefit and technical consulting services to its members which currently totals more than 500 municipal governments, accounting for more than 99% of the state's municipal population.

Hummingbird Enterprise will provide GMA with a central repository for managing content lifecycle including paper, electronic documents and e-mail. The new solution will replace the previous practice of storing and sharing documents across several different directories. Content to be managed and stored include life insurance eligibility forms, retirement forms, contracts with third party vendors and other cities, and standard financial documents.

"We have a lot of paper in the building and realized that we needed to digitize this information because if we were ever to have a serious incident such as a fire or even a grievous act which could prevent us from continuing normal operations, all our documentation would be lost," said John Restivo, Director, IT at the Georgia Municipal Association. "It is critical to have an information infrastructure that is always accessible rather than having to recover from a business stoppage. Hummingbird Enterprise will provide us with a proven, solid foundation to build a functionally-rich content management environment with full disaster recovery."

The Association will use the industry-leading document management and imaging capabilities of Hummingbird Enterprise to address several initiatives, beginning with scanning and indexing a broad range of documents currently stored in filing cabinets, into the secure content repository of Hummingbird Enterprise. If the primary system is not available for any reason, staff will have access to a synchronized offsite backup system that is part of GMA's disaster recovery environment.

Hummingbird Enterprise will offer staff multiple user interfaces to interact with the document management system, including Windows Explorer(R), Microsoft Outlook and a Web browser-based interface.

The secure search, retrieval and backup capabilities of Hummingbird Enterprise will enable GMA staff to better manage and access electronic content. With easier access to public documents and records, staff will be able to respond quicker to information requests, improving overall efficiencies and improving the disaster preparedness position of the Association.

Furthermore, with the automated e-mail management capabilities of Hummingbird Enterprise, GMA will be able to classify e-mail based on pre-determined rules. The system offers an advanced, automated means to capture, process, and classify e-mail to more effectively manage e-mails and attachments. This means that GMA staff will be able to archive whatever e-mail is pertinent and easily enable users to search and discover e-mail in the archive.

"Organizations today are faced with a number of business challenges around compliance and legislation, disaster recovery planning, and the overall ability to improve internal processes," said Andrew Pery, Chief Marketing Officer and Senior Vice President, Hummingbird Ltd. "The Georgia Municipal Association understands the importance of protecting its documents and records from the risks associated with the loss of intellectual assets. With Hummingbird Enterprise, GMA will have a robust content management infrastructure which will empower its staff to securely and effectively store, manage, and share information across departments, resulting in improved efficiencies and reduced risk."

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                          Michele Stevenson
Director, Investor Relations         Senior Manager, Corporate Communications
Hummingbird Ltd.                     Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359         Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com          michele.stevenson@hummingbird.com

                                                                     Document 7

[HUMMINGBIRD GRAPHIC OMITTED]

             Hummingbird Announces Executive Seminar Series to Help
                  Organizations Build a Disaster Recovery Plan

    Seminar series offers strategies for creating an information management foundation to protect mission-critical content, improve
                     corporate compliance and mitigate risk

Toronto - April 26, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced that it will host a series of executive seminars in May entitled: Building the Resilient Enterprise.

The complimentary breakfast seminars will be held in eight cities throughout the United States beginning May 2nd, 2006.

While some organizations have established a disaster recovery plan for business data, many have not taken similar precautions to protect mission-critical electronic documents, records, and e-mail. Compounding the matter is the fact that a large percentage of business information remains paper-based. Not properly digitizing, backing up, and protecting valuable paper-based documents including insurance claims, contracts, correspondence, purchase orders, invoices, and even legal evidence, leaves organizations in a high-risk position.

Seminar attendees will learn how Hummingbird technology and best practices provide productivity gains and cost efficiencies while meeting compliance pressures of Freedom of Information and Privacy mandates. They will also learn how leading organizations have successfully implemented Hummingbird's leading ECM solution to support disaster recovery planning, in order to establish a secure architecture for business resiliency.

"Organizations are being proactive by capitalizing on the value of enterprise content management software and the important role it plays in supporting efforts to prepare for a disaster and, if necessary, recovering from that disaster," said Andrew Pery, Chief Marketing Officer and Senior Vice President, Hummingbird Ltd. "This seminar series will help organizations to understand how Hummingbird Enterprise provides an essential information management foundation for disaster recovery, while improving corporate compliance and mitigating risk."

The complimentary seminars will take place on the following dates and locations:

                  May 2:   Austin, Texas - Omni Austin
                  May 3:   Oklahoma City, Oklahoma - Oklahoma City Marriott
                  May 4:   Baton Rouge, Louisiana - Baton Rouge Marriott
                  May 9:   Nashville, Tennessee - Hilton Nashville
                  May 10:  Atlanta, Georgia - Ritz-Carlton
                  May 11:  Washington, DC - Wardman Park Marriott
                  May 23:  Houston, Texas - JW Marriott
                  May 24:  Birmingham, Alabama - Tutwiler Hotel

For more information, or to register for a seminar, please visit:
http://www.hummingbird.com/spring06.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   HUMMINGBIRD LTD.
                                       ----------------------------------------
                                                      (Registrant)

Date:   May 2, 2006                    By: /S/ INDER DUGGAL
        ------------------                 ------------------------------------
                                           Name:   Inder P.S. Duggal
                                           Title:  Chief Financial Officer,
                                                   Secretary and Treasurer